
11005001

FORM 11-K


SEC MAIL
RECEIVED
211
SECTION

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________________

Commission file number 1-16681

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibit

Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Richard A. Skau,
Senior Vice President - Human Resources

Date: January 24, 2011

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

Employer Identification Number: 43-0368139
Plan Number: 012

Financial Statements as of and for the Years Ended July 31, 2010 and 2009, Supplemental Schedule as of July 31, 2010 and Report of Independent Registered Public Accounting Firm


Laclede Gas

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS PAGE

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
Laclede Gas Company Wage Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
January 24, 2011

Federal Employer Identification Number: 44-0160260

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2010 AND 2009

	2010	2009
CASH	$ 26,640	$ -
INVESTMENTS	124,051,471	114,511,682
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	81,774	84,189
Employer Contribution	36,703	36,682
Total Contributions Receivable	118,477	120,871
NET ASSETS AVAILABLE FOR BENEFITS	$ 124,196,588	$ 114,632,553

See notes to financial statements.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2010 AND 2009

	2010	2009
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 4,504,964	$ 4,715,818
Rollover	11,442	828
Employer	1,978,637	1,984,754
	6,495,043	6,701,400
INVESTMENT INCOME:		
Interest and dividends	2,083,693	2,220,394
Net appreciation/(depreciation) in fair value of investments	9,479,292	(19,051,864)
	11,562,985	(16,831,470)
TOTAL ADDITIONS - NET	18,058,028	(10,130,070)
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	7,476,448	5,184,605
ADMINISTRATIVE FEES	34,965	23,005
NET TRANSFERS TO OTHER PLANS	982,580	129,494
TOTAL DEDUCTIONS	8,493,993	5,337,104
INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	9,564,035	(15,467,174)
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	114,632,553	130,099,727
END OF YEAR	$ 124,196,588	$ 114,632,553

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Fair Value of Plan Assets – Accounting Standards Codification (ASC) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in The Laclede Group, Inc., the parent company of Laclede Gas Company. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses – The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor. Participants bear the cost of some individual transactions such as loan fees, dividend pass-through checks, overnight check fees, purchase of Company stock, etc.

Benefits Payable – Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2010 and 2009.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended July 31, 2010 and 2009 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. Assets of the plan are maintained in trust with Fidelity Management Trust Company, the Plan trustee. Fidelity became the new trustee and recordkeeper on October 1, 2008 when the Company replaced Wachovia as the prior trustee and recordkeeper. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

Contributions – The Plan provides for voluntary employee contributions subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions are matched 100% up to 4% of compensation; in accordance with the collective bargaining agreement. Participants may change the amount of their contributions frequently, usually effective within one or two payroll cycles.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected. Effective October 15, 2009, the Barclays Global Investors ("BGI") Equity Index Fund F was replaced by the BGI Equity Index Non-Lendable Fund F and the BGI US Debt Index Fund F was replaced by the BGI US Debt Index Non-Lendable Fund F. In addition, the BGI Russell 2000 Index Non-Lendable Fund F was added to the Plan for new contributions while the Northern Trust Global Investments Russell 2000 Equity Index Fund was frozen. Assets in the Northern Trust Russell 2000 Fund were transferred to a temporary fund, Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund which was a blend of the Northern Trust Russell 2000 and the BGI Russell 2000 Funds. Because Northern Trust instituted a staged withdrawal process from that fund, assets could not be moved entirely into the BGI Russell 2000 Fund at once. During the staged withdrawal process, the fund became invested less in Northern Trust and more in BGI. On March 31, 2010, the staged withdrawal process was completed, the balance in the Laclede Gas NT/BGI Non-Lendable Russell 2000 Equity Index Fund was transferred into the BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F, and the temporary blended fund ceased to exist.

Effective December 1, 2009, Barclays Global Investors, N.A. was acquired by BlackRock, Inc., and the new entity was renamed BlackRock Institutional Trust Company, N.A. ("BTC"). BTC continues to manage the former BGI investment funds, and the former BGI investment funds were renamed to reflect BTC's ownership.

The investment funds available at the end of the 2010 Plan Year were:

- Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- American Funds® EuroPacific Growth Fund® - Class R5
- American Funds® The Growth Fund of America® - Class R5
- BlackRock Equity Index Non-Lendable Fund – F
- BlackRock Money Market Fund
- BlackRock U.S. Debt Index Non-Lendable Fund – F
- BlackRock Russell 2000 Equity Index Non-Lendable Fund – Class F
- Columbia Small Cap Value I Fund – Class Z
- JP Morgan Small Cap Growth Fund – Class A
- T. Rowe Price Equity Income Fund
- Vanguard Total International Stock Index Fund – Investor Shares
- Vanguard Target Retirement Income Fund - Investor Shares
- Vanguard Target Retirement 2005 Fund - Investor Shares
- Vanguard Target Retirement 2010 Fund - Investor Shares
- Vanguard Target Retirement 2015 Fund - Investor Shares
- Vanguard Target Retirement 2020 Fund - Investor Shares
- Vanguard Target Retirement 2025 Fund - Investor Shares
- Vanguard Target Retirement 2030 Fund - Investor Shares
- Vanguard Target Retirement 2035 Fund - Investor Shares
- Vanguard Target Retirement 2040 Fund - Investor Shares
- Vanguard Target Retirement 2045 Fund - Investor Shares

- Vanguard Target Retirement 2050 Fund - Investor Shares

Employee Stock Ownership Plan –The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 4.25% to 9.50% at July 31, 2010.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a partial or total distribution of their account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. - ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions. Employees making hardship withdrawals may not contribute to the Plan until the first payroll date following the expiration of a six month period after receipt of the hardship withdrawal.

Transfers – The accounts for those Participants in the Plan who remain employees of the Company, but who are no longer covered by a collective bargaining agreement, are transferred to the Laclede Gas Company Salary Deferral Savings Plan. Similarly, the accounts of those participants not covered by a collective bargaining agreement, but who later become covered by such an agreement, are transferred to the applicable Company defined contribution plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2010	2009
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (1,000,616.186 and 979,254.504 shares, respectively)	$34,961,529	$32,873,574
Northern Trust Global Investments Russell 2000 Index Fund (0.000 and 14,116.307 units, respectively)	-	9,575,656
BlackRock Equity Index Non-Lendable Fund – F (formerly Barclays Global Investor Equity Index Fund – F) (1,945,580.251 and 1,819,601.980 units, respectively)	29,494,997	27,949,086
BlackRock U.S. Debt Index Non-Lendable Fund – F (formerly Barclays Global Investors U.S. Debt Index Fund – F) (792,447.455 and 376,016.567 units, respectively)	9,018,052	8,531,816
BlackRock Money Market Fund (formerly Barclays Global Investors Money Market Fund) (13,773,082.950 and 15,005,694.520 units, respectively)	13,773,083	15,005,694
BlackRock Russell 2000 Index Non-Lendable Fund Class F (896,485.168 and 0.000 units, respectively)	10,175,107	-

During 2010 and 2009, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) by $9,479,292 and $(19,051,864) respectively, as follows:

	2010	2009
Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	$ 1,460,634	$(7,594,983)
Laclede Gas NT/BTC Non-Lendable Russell 2000 Index Fund	855,598	-
BlackRock Russell 2000 Index Non-Lendable Fund Class F	(294,842)	-
Northern Trust Global Investments Russell 2000 Index Fund	1,136,782	(2,869,415)
RiverSource Trust Equity Index Base Fund	-	(3,086,765)
RiverSource Trust Bond Fund	-	(131,340)
RiverSource Trust Short-Term Horizon Fund 25:75	-	(47,849)
RiverSource Trust Medium-Term Horizon Fund 50:50	-	(107,430)
RiverSource Trust Long-Term Horizon Fund 65:35	-	(132,211)
RiverSource Trust Long-Term Horizon Fund 80:20	-	(315,688)
American Funds® EuroPacific Growth Fund® – Class R5	36,398	136,634
American Funds® - The Growth Fund of America® – Class R5	149,967	226,271
BlackRock Equity Index Non-Lendable Fund – F	648,904	-
Barclays Global Investors Equity Index Fund – F	3,229,769	(5,572,281)
BlackRock U.S. Debt Index Non-Lendable Fund – F	595,900	-
Barclays Global Investors U.S. Debt Index Fund – F	170,375	627,695

Columbia Small Cap Value I Fund - Class Z	102,180	55,646
JP Morgan Small Cap Growth Fund – Class A	69,278	54,761
T. Rowe Price Equity Income Fund	207,911	119,642
Vanguard Total International Stock Index Fund	13,451	58,583
Vanguard Target Retirement Income Fund	26,972	21,519
Vanguard Target Retirement 2005 Fund	1,755	703
Vanguard Target Retirement 2010 Fund	59,349	1,641
Vanguard Target Retirement 2015 Fund	132,149	108,184
Vanguard Target Retirement 2020 Fund	299,886	(282,372)
Vanguard Target Retirement 2025 Fund	269,106	(180,743)
Vanguard Target Retirement 2030 Fund	132,107	(47,400)
Vanguard Target Retirement 2035 Fund	96,434	(49,407)
Vanguard Target Retirement 2040 Fund	40,943	(26,772)
Vanguard Target Retirement 2045 Fund	34,532	(17,996)
Vanguard Target Retirement 2050 Fund	3,754	(491)
Total appreciation/(depreciation)	$ 9,479,292	$(19,051,864)

The table below presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at July 31, 2010 and 2009.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and The Laclede Group, Inc. common stock (held in the ESOP). If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include investments in common and collective trusts (CCTs). In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. Participant loans are classified as Level 3 securities.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010				
The Laclede Group ESOP	$34,961,529	$34,961,529		
Mutual Funds	$20,983,717	$20,983,717		
Common Collective Trusts	$62,461,239		$62,461,239	
Participant Loans	$ 5,644,986			$ 5,644,986
2009				
The Laclede Group ESOP	$32,873,574	$32,873,574		
Mutual Funds	$15,467,142	$15,467,142		
Common Collective Trusts	$61,062,252		$61,062,252	
Participant Loans	$ 5,108,714			$ 5,108,714

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying Statements of Net Assets Available for Benefits using significant unobservable (Level 3) inputs (participant loans):

	2010	2009
Balance at beginning of year	$5,108,714	$4,358,961
Loan proceeds less repayments	536,272	749,753
Balance at end of year	$5,644,986	$5,108,714

4. TAX STATUS

The Plan's application for a new determination letter was filed on December 28, 2009. The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. A request for a compliance statement under the voluntary compliance program was submitted to the Internal Revenue Service on July 22, 2010 due to the trustee's failure to follow the Plan's existing loan provisions, and the Plan document was amended to reflect the trustee's operational loan process. The Internal Revenue Service previously issued a compliance statement in response to a separate filing by the Plan administrator for voluntary compliance. The compliance statement dated December 15, 2006 constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2010, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan is no longer subject to U.S. Federal tax examinations by tax authorities for years before 2006.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

At July 31, 2010 and 2009, the Plan held 1,000,616.186 and 979,254.504 shares, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $34,961,529 and $32,873,574, respectively. During the years ended July 31, 2010 and 2009, the Plan received dividend income of $1,386,361 and $1,349,020, respectively.

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
July 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	The Laclede Group, Inc. - ESOP	Company stock fund (1,000,616.186 shares)		$ 34,961,529
	BlackRock Equity Index Non-Lendable Fund - F	Common/collective trust (1,945,580.251 units)		29,494,997
	BlackRock Money Market Fund	Common/collective trust (13,773,082.950 units)		13,773,083
	BlackRock Russell 2000 Index Non-Lendable Fund - Class F	Common/collective trust (896,485.168 units)		10,175,107
	BlackRock U. S. Debt Index Non-Lendable Fund - F	Common/collective trust (792,447.455 units)		9,018,052
	T. Rowe Price Equity Income Fund	Mutual Fund (114,402.191 shares)		2,412,742
	Columbia Small Cap Value I Fund - Class Z	Mutual Fund (20,994.547 shares)		839,992
	Vanguard Target Retirement 2005 Fund	Mutual Fund (15,677.993 shares)		178,415
	Vanguard Target Retirement 2010 Fund	Mutual Fund (37,743.002 shares)		799,019
	Vanguard Target Retirement 2015 Fund	Mutual Fund (189,540.507 shares)		2,202,461
	Vanguard Target Retirement 2020 Fund	Mutual Fund (138,621.304 shares)		2,829,261
	Vanguard Target Retirement 2025 Fund	Mutual Fund (258,794.513 shares)		2,981,313
	Vanguard Target Retirement 2030 Fund	Mutual Fund (83,190.206 shares)		1,625,537
	Vanguard Target Retirement 2035 Fund	Mutual Fund (88,626.265 shares)		1,036,927
	Vanguard Target Retirement 2040 Fund	Mutual Fund (16,783.073 shares)		321,899
	Vanguard Target Retirement 2045 Fund	Mutual Fund (32,916.753 shares)		398,622
	Vanguard Target Retirement 2050 Fund	Mutual Fund (4,685.852 shares)		90,156
	Vanguard Total International Stock Index Fund	Mutual Fund (35,939.549 shares)		502,794
	Vanguard Target Retirement Income Fund	Mutual Fund (49,580.276 shares)		539,929
	JP Morgan Small Cap Growth Fund - Class A	Mutual Fund (84,848.786 shares)		744,124
	American Funds® EuroPacific Growth Fund® - Class R5	Mutual Fund (36,436.309 shares)		1,351,787
	American Funds® The Growth Fund of America® - Class R5	Mutual Fund (79,728.055 shares)		2,128,739
*	Loans to Participants	Loans to participants Interest rate 4.25% - 9.50%		5,644,986
			Total	$ 124,051,471

* Party-in-interest.

BKD LLP
CPAs & Advisors

One Metropolitan Square
211 N. Broadway, Suite 600
St. Louis, MO 63102-2733
314.231.5544 Fax 314.231.9731 www.bkd.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90254) pertaining to the Laclede Gas Company Wage Deferral Savings Plan, of our report dated January 24, 2011, with respect to the financial statements of the Laclede Gas Company Wage Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended July 31, 2010.

BKD, LLP

St. Louis, Missouri
January 24, 2011